1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date December 1, 2009	By	/S/ ZHANG BAOCAI
Zhang Baocai, Director and Company Secretary

For Main Board and GEM listed issuers

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	30/11/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	Yanzhou Coal Mining Company Limited
Date Submitted	01/12/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code :	600188 (Shanghai Stock Exchange)	Description :	A Shares

	No. of ordinary shares	Par value (State currency)		Authorised share capital (State currency)

Balance at close of preceding month	2,960,000,000	RMB	1.00	RMB	2,960,000,000

Increase/(decrease)	0				0

Balance at close of the month	2,960,000,000	RMB	1.00	RMB	2,960,000,000

(2) Stock code :	01171	Description :	H Shares

	No. of ordinary shares	Par value (State currency)		Authorised share capital (State currency)

Balance at close of preceding month	1,958,400,000	RMB	1.00	RMB	1,958,400,000

Increase/(decrease)	0				0

Balance at close of the month	1,958,400,000	RMB	1.00	RMB	1,958,400,000

For Main Board and GEM listed issuers

2. Preference Shares

Stock code :	—	Description :	—

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month	—	—	—

Increase/(decrease)	—		—

Balance at close of the month	—	—	—

3. Other Classes of Shares

Stock code :	—	Description :	—

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month	—	—	—

Increase/(decrease)	—		—

Balance at close of the month	—	—	—

Total authorised share capital at the end of the month (State currency) :	RMB	4,918,400,000

For Main Board and GEM listed issuers

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1)	(2)
	A Shares	H Shares
Balance at close of preceding month	2,960,000,000	1,958,400,000	—	—

Increase/ (decrease) during the month	0	0	—	—

Balance at close of the month	2,960,000,000	1,958,400,000	—	—

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1.

( / / )

shares

(Note 1)

2.

( / / )

shares

(Note 1)

3.

( / / )

shares

(Note 1)
Total A. (Ordinary shares)

(Preference shares)

(Other class)

Total funds raised during the month from exercise of options (State currency)

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
Stock code (if listed)
Class of shares
issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )
2.

( / / )
Stock code (if listed)
Class of shares
issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )
3.

( / / )
Stock code (if listed)
Class of shares
issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )
4.

( / / )
Stock code (if listed)
Class of shares
issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

Total B. (Ordinary shares)
(Preference shares)
(Other class)

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

Stock code (if listed)
Class of shares
issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy))	( / / )

2.

Stock code (if listed)
Class of shares
issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

3.

Stock code (if listed)
Class of shares
issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

4.

Stock code (if listed)
Class of shares
issuable (Note 1)
Subscription price
EGM approval date
(if applicable)
(dd/mm/yyyy)	( / / )

Total C. (Ordinary shares)
(Preference shares)
(Other class)

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )

shares (Note 1)

2.

( / / )
shares (Note 1)

3.

( / / )
shares (Note 1)

Total D. (Ordinary shares)

(Preference shares)

(Other class)

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

	Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

Class of shares issuable
(Note 1)

1.	Rights issue	At price :	State	Issue and allotment	( / / )
			currency	date : (dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

2.	Open offer	At price :	State	Issue and allotment	( / / )
			currency	date : (dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

3.	Placing	At price :	State	Issue and allotment	( / / )
			currency	date : (dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

4.	Bonus issue			Issue and allotment	( / / )
date : (dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

For Main Board and GEM listed issuers

	Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

Class of shares issuable
(Note 1)

5.	Scrip dividend	At price :	State	Issue and allotment date :	( / / )
			currency	(dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares
repurchased (Note 1)

6.	Repurchase of			Cancellation date :	( / / )
	shares			(dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares
redeemed (Note 1)

7.	Redemption of			Redemption date :	( / / )
	shares			(dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

Class of shares issuable
(Note 1)

8.	Consideration issue	At price :	State	Issue and allotment	( / / )
			currency	date : (dd/mm/yyyy)

				EGM approval date:	( / / )
(dd/mm/yyyy)

For Main Board and GEM listed issuers

	Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
Class of shares issuable
(Note 1)

9.	Capital reorganisation			Issue and allotment	( / / )
date : (dd/mm/yyyy)

				EGM approval	( / / )
date: (dd/mm/yyyy)

Class of shares issuable
(Note 1)

10.	Other	At price :	State	Issue and allotment	( / / )
	(Please specify)		currency	date : (dd/mm/yyyy)

				EGM approval	( / / )
date: (dd/mm/yyyy)

				Total E.	(Ordinary shares)
(Preference shares)
(Other class)

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):					(1)	0

					(2)	0

Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):						—

Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):						—

(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by:	Zhang Baocai

Title:	Director and Secretary of the Board

(Director, Secretary or other duly authorised officer)

Notes :

1.	State the class of shares (e.g. ordinary, preference or other).

2.	If there is insufficient space, please append the prescribed continuation sheet.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310